Mail Stop 3561

March 17, 2009

Via Fax & U.S. Mail

Ms. Curtis J. Clawson
Chief Executive Officer
Hayes Lemmerz International Inc.
15300 Centennial Drive
Northville, MI 48168

> **Re: Hayes Lemmerz International, Inc.**
> **Form 10-K for the year ended January 31, 2008**
> **Filed April 10, 2008**
> **File No. 0-50303**

Dear Mr. Clawson:

We have reviewed your response letter dated March 10, 2009 in response to our letter dated February 29, 2009, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Goodwill impairment testing

1. We note your responses to our previous comment numbers 4 and 5 in which you indicate that you are currently in the process of completing an updated impairment analysis of goodwill and other long-lived assets as of January 31, 2009 as a result of the change in the business climate that occurred during the period from November 1, 2008 through January 1, 2009. As requested in our prior comment, upon completion of your updated analysis, please provide us with the results of your most recent annual impairment analysis as of November 1, 2008 and your updated analysis as of January 31, 2009 with respect to your goodwill and other long-lived assets.

2. Furthermore, we note from your responses to our prior comments that you intend to provide robust disclosures to explain the facts, circumstances, methods and assumptions relating to the required impairment testing and any conclusions reached. Upon completion of your updated impairment analysis, please provide us with the disclosures you intend to include in your financial statements and MD&A with respect to these matters, including the facts and circumstances responsible for the significant difference between the market capitalization of the Company's common shares as indicated by recent trading prices of the Company's shares and the book value of the Company's net assets at January 31, 2009. We may have further comment upon review of your response and your proposed disclosures.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Mark A. Brebberman, CFO
(734) 737-5942